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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

SEC FILE NUMBER
8-28985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Republic Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sixth Avenue

(No. and Street)

Des Moines, Iowa 50334

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila A.Tweeton (515) 245-2164

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Sheila A. Tweeton, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of American Republic Equities Corporation, as of December 31, 2016, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

AMY M. SCHWEERS
Commission Number 776662
My Commission Expires
January 25, 2019

Notary Public

This report ** contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Operations
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(X)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

American Republic Equities Corporation

Financial Statements and Supplementary Information

Years Ended December 31, 2016 and 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information

Supplementary Schedules:
Schedule I - Computation of Net Capital – under SEC Rule 15c3-1 12
Schedule II – Computation for Determination of the Reserve Requirements
Pursuant to Rule 15c3-3 14
Schedule III – Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 15

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Republic Equities Corporation

We have audited the accompanying statements of financial condition of American Republic Equities Corporation (a wholly-owned subsidiary of American Republic Insurance Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Republic Equities Corporation at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2017

American Republic Equities Corporation

Statements of Financial Condition

	December 31	
	2016	**2015**
Assets		
Cash and cash equivalents	**$ 51,962**	$ 53,009
Current income taxes recoverable	**$ 4,920**	4,549
Prepaid insurance	**974**	454
Total assets	**$ 57,856**	$ 58,012
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates	**$ 106**	$ 97
Accrued other liabilities	**14,891**	7,378
Total liabilities	**14,997**	4,467
Stockholder's equity:		
Common stock, par value $1.00 per share – 50,000 shares authorized, issued, and outstanding	**50,000**	50,000
Retained earnings	**(7,141)**	537
Total stockholder's equity	**42,859**	50,537
Total liabilities and stockholder's equity	**$ 57,856**	$ 58,012

See accompanying notes.

American Republic Equities Corporation

Statements of Operations

	Year Ended December 31	
	2016	**2015**
Income:		
Variable annuity processing fee	**$ 6,000**	$ 6,000
	6,000	6,000
Expenses:		
Salaries and related expenses	**$ 388**	372
Professional fees	**14,769**	14,201
Insurance expense	**518**	519
Licenses and fees	**1,802**	1,980
Miscellaneous	**918**	937
	18,395	18,009
Loss before income tax benefit	**(12,395)**	(12,009)
Current income tax benefit	**(4,717)**	(5,038)
Net loss	**$ (7,678)**	$ (6,971)

See accompanying notes.

American Republic Equities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2015	$	50,000	$ 7,508	$	57,508
Net loss		–	(6,971)		(6,971)
Balance at December 31, 2015		50,000	537		50,537
Net loss		–	**(7,678)**		**(7,678)**
Balance at December 31, 2016	**$**	**50,000**	**$ (7,141)**	**$**	**42,859**

See accompanying notes.

American Republic Equities Corporation

Statements of Cash Flows

	Year Ended December 31 2016	2015
Operating activities		
Net loss	$ **(7,678)**	$ (6,971)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Current income taxes recoverable	**(371)**	(1,643)
Prepaid insurance	**(520)**	697
Due to affiliates	**9**	16
Accrued other liabilities	**7,513**	2,992
Net cash used in operating activities	**(1,047)**	(4,909)
Decrease in cash and cash equivalents	**(1,047)**	(4,909)
Cash and cash equivalents at beginning of year	**53,009**	57,918
Cash and cash equivalents at end of year	$ **51,962**	$ 53,009
Supplemental disclosure of cash flow information		
Cash received for income taxes	$ **4,346**	$ 3,395

See accompanying notes.

American Republic Equities Corporation

Notes to Financial Statements

1. Significant Accounting Policies

Organization

American Republic Equities Corporation (the Company) is a wholly-owned subsidiary of American Republic Insurance Company (American Republic) which, in turn, is wholly-owned by American Enterprise Group, Inc. American Enterprise Group, Inc. is a wholly-owned subsidiary of American Enterprise Mutual Holding Company. The Company operates as a broker-dealer principally to market variable annuity products offered by American Republic.

Cash Equivalents

In connection with the preparation of its statements of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company's revenues are derived from fees for the underwriting of a variable product offered by American Republic. Revenues are recognized on an accrual basis.

Adoption of New Accounting Pronouncements

In April 2014, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)", which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently evaluating the impact of adoption of the provisions of ASU 2014-09.

2. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is the price that the Company would receive at the measurement date upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

A hierarchal framework has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value, including such a pricing model and/or the risk inherent in the inputs to the valuation technique.

Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – quoted prices in active markets for identical investments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

At December 31, 2016 and 2015, the Company's cash equivalents are categorized as level 1 as fair values are measured using quoted market prices in active markets for identical investments.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between the levels during the year ended December 31, 2016.

3. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of American Enterprise Mutual Holding Company, and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return for the State of Iowa.

The Company's income tax expense (benefit) was as follows:

	For the year ended December 31,	
	2016	**2015**
Current income taxes (benefits):		
U.S. federal	**$ (4,177)**	$ (3,884)
State	**(540)**	(1,154)
Total current income taxes (benefits)	**(4,717)**	(5,038)
Total income taxes (benefits)	**$ (4,717)**	$ (5,038)

A reconciliation between the statutory income tax rate and the effective income tax rate was as follows:

	For the year ended December 31,	
	2016	**2015**
Expected Taxes at Statutory Rate	**35.00%**	35.00%
State income taxes, net of federal benefit	**3.06**	6.95
Total income taxes	**38.06**	41.95

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on management's evaluation at December 31, 2015 and 2016, there are no significant uncertain tax positions that would require recognition or disclosure in the financial statements.

At December 31, 2016 and 2015, the Company had no net operating loss carryforwards for federal or state income tax purposes nor any capital loss carryovers.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files a U.S. federal income tax return and state income tax returns where required. The 2013 through 2016 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2016, the Company had defined net capital of $36,965 which was $31,965 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4057 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(l).

5. Related-Party Transactions

The Company receives a monthly fee of $500 for underwriting a variable annuity product offered by American Republic.

Principally all of the Company's operating expenses are the result of charges by American Republic and other affiliates for personnel and other services provided on a mutually agreed-upon basis.

6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements are issued.

Supplementary Information

American Republic Equities Corporation

Schedule I - Computation of Net Capital Under SEC Rule 15c-1

December 31, 2016

Computation of net capital

1. Total ownership equity from statement of financial condition			$ 42,859
2. Deduct ownership equity not allowable for net capital			–
3. Total ownership equity qualified for net capital			
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–	
B. Other (deductions) or allowable credits		–	–
5. Total capital and allowable subordinated liabilities			42,859
6. Deductions and/or charges:			
A. Total nonallowable assets from statement of financial condition (Notes B and C):			
• Current income taxes recoverable	$ 4,920		
• Prepaid Expenses	974	$ 5,894	
B. Secured demand note deficiency		–	
C. Commodity futures and spot commodities – proprietary capital charges		–	
D. Other deductions and/or changes		–	5,894
7. Other additions and/or credits			–
8. Net capital before haircuts on securities positions			36,965
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		–	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities	–		
2. Debt securities	–		
3. Options	–		
4. Other securities	–	–	
D. Undue concentration		–	
E. Other		–	–
10. Net capital			$ 36,965

American Republic Equities Corporation

Schedule I - Computation of Net Capital Under SEC Rule 15c-1 (continued)

Computation of basic net capital requirement
Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 1,000
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		31,965
15. Excess net capital at 1000% (line 10 less greater of 10% of line 19 or 120% of line 12)		30,965

Computation of aggregate indebtedness

16. Total A.I. liabilities from statement of financial condition		$ 14,997
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		14,997
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		40.57%
21. Percentage of debt to debt – equity total computed in accordance with Rule 15c3-1(d)		– %

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2016.

American Republic Equities Corporation

Schedule II – Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

December 31, 2016

Exemptive provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only).	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm __________.	
D. (k)(3) – Exempted by order of the Commission.	

American Republic Equities Corporation

Schedule III – Information Relating to the Possession or Control Requirements
Under SEC Rule 15c-3-3

December 31, 2016

The Company is exempt from SEC Rule 15c3-3 as it relates to the possession and control requirements under paragraph (k)(1) of that Rule.

American Republic Equities Corporation

601 6TH AVENUE
DES MOINES, IOWA 50334

American Republic Equities Corporation's Exemption Report

American Republic Equities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (1) - The broker's or dealer's transactions as a dealer (as principal for its own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

American Republic Equities Corporation

I, Sheila A. Tweeton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sheila A Tweeton
President
February 24, 2017

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
American Republic Equities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Republic Equities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision(s) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017